RECEIVED
2004 JUL -7 P 4:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 30, 2004

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

04035349

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" KOBE STEEL AND KAWASAKI HEAVY INDUSTRIES TO TRANSFER MANUFACTURING OF CRUSHING EQUIPMENT TO JOINT VENTURE"

Thank you for your assistance in handling it as required.

PROCESSED
JUL 08 2004
THOMSON FINANCIAL

Sincerely yours,

Kanako Nakagawa
Finance Department
Kobe Steel, Ltd.

7/8

NEWS RELEASE

Kobe Steel, Ltd.
Kawasaki Heavy Industries, Ltd.

Kobe Steel and Kawasaki Heavy Industries to transfer manufacturing of crushing equipment to joint venture

TOKYO, June 30, 2004 – Kobe Steel, Ltd. and Kawasaki Heavy Industries, Ltd. have agreed to transfer the manufacturing of crushing equipment to their 50/50 joint venture, Earth Technica Co., Ltd., on April 1, 2005, the two companies said today. Earth Technica currently designs and markets crushing equipment.

The domestic aggregate market, the main market for the crushing equipment business, has been shrinking due to structural changes brought about by the decrease in public works, and a recovery is difficult to foresee. Kobe and Kawasaki hold leading positions in Japan's crusher market. With their main products being highly competitive, their respective menus complement each other. Utilizing their know-how in crusher technology in the growing environmental business, Kobe is involved in soil remediation, while Kawasaki supplies refuse paper and plastic fuel systems to the recycling field.

On this background, Kobe and Kawasaki agreed in January 2003 to merge their crushing equipment businesses, as both saw each other as ideal partners. They also announced they would later shift manufacturing to Earth Technica. As a first step, the two companies transferred the marketing and design portions of their businesses to the joint venture, which began operations in July 2003.

Earth Technica will become an independent unit with marketing, design and manufacturing functions. In addition to the mutual use of sales networks, the improvement in product line-up, and the advantages of new product development, sales and technology, the joint venture benefits from higher production efficiency, lower supply costs, and the streamlining of duplicated functions. The integration of manufacturing will further strengthen the business foundation of the joint venture.

Earth Technica aims to further develop by proactively focusing its management resources in the environmental and other new areas that are anticipated to grow in the medium to long-term future.

Outline of the Joint Venture

Name:	Earth Technica Co., Ltd.
Headquarters:	Tokyo
President:	Kyoichi Yahagi
Capital:	1.2 billion yen (plus 1.1 billion yen of additional paid-in capital)
Equity share:	Kobe Steel 50%, Kawasaki Heavy Industries 50%
Integration:	April 1, 2005
Business activities:	1) Design, manufacture and sale of crushers, grinding mills, separators 2) Design, manufacture and sale of waste recycling equipment 3) Design, manufacture and sale of wear and heat-resistant cast parts for crushers
Employees:	Roughly 300 (April 1, 2005)
Sales offices:	Sapporo, Sendai, Tokyo, Nagoya, Osaka, Hiroshima & Fukuoka
Plant locations:	Yachio, Chiba and Takasago, Hyogo

Current Outline of Crushing Equipment Businesses

Kawasaki Heavy Industries

Projected fiscal 2004 sales	12.5 billion yen (consolidated with Earth Technica)
Fiscal 2003 sales	11.5 billion yen (consolidated with Earth Technica)
Fiscal 2002 sales	12.0 billion yen
Employees	212 (as of June 1, 2004)
Plant	Yachio, Chiba

Kobe Steel

Projected fiscal 2004 sales	9.4 billion yen (consolidated with Earth Technica)
Fiscal 2003 sales	5.7 billion yen (consolidated with Earth Technica)
Fiscal 2002 sales	8.2 billion yen
Employees	76 (as of June 1, 2004, excluding those in common sections at Takasago Machinery Center)
Plant	Takasago, Hyogo

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Media Contacts:

Gary Tsuchida
Publicity Group
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo, JAPAN
Tel: +81-3-5739-6010
Web site: www.kobelco.co.jp
E-mail: www-admin@kobelco.co.jp

Public Relations Department
Kawasaki Heavy Industries, Ltd.
4-1, Hamamatsu-cho, 2-chome
Minato-ku, Tokyo, JAPAN
Tel: +81-3-3435-2130
Website: www.khi.co.jp/index_e.html
E-mail: webadmin@khi.co.jp